SHAREHOLDERS’ REPORT	For the period ended sunlife.com June 30, 2010

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports second quarter results
Second quarter 2010 financial highlights
•	Net income of $213 million, compared to a net income of $591 million in the second quarter of 2009

•	Earnings per share (diluted) of $0.37, down from earnings per share of $1.05 in the second quarter of 2009

•	Return on equity of 5.4%, down from 14.9% in the same period one year ago

•	Quarterly dividend of $0.36 per share
TORONTO (August 4, 2010) – Sun Life Financial Inc. (TSX/NYSE: SLF) reported net income of $213 million for the second quarter of 2010, compared with net income of $591 million in the same period last year. Diluted earnings per share were $0.37 compared to earnings per share of $1.05 in the second quarter of 2009.
Volatile market conditions continued to impact the Company’s financial results and reflected a much different capital market environment than the same period one year ago. Net income in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. This contrasts with a strong equity market recovery and increasing interest rates in the second quarter of 2009, which favourably impacted results in that quarter.
Credit experience was favourable in the second quarter of 2010 relative to the same period a year ago. In addition, a tax benefit in the Company’s United Kingdom operations contributed to an overall tax recovery in the quarter.
The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.
“We continued to execute on our growth strategies this past quarter, resulting in solid growth in sales and premiums and deposits across a number of our businesses and geographies,” Chief Executive Officer, Donald A. Stewart, said.
“Strong momentum continued in our Canadian businesses, spurred by a significant increase in sales of individual life and health insurance, fixed income products and annuities,” he said. “SLF Canada has also seen strong growth in our pension rollover business and in national account sales by our Group Benefits unit.
“In the U.S., sales of variable annuities rose 7% compared to the same period last year due to improved productivity among wholesalers and our increased investment in marketing and brand,” Mr. Stewart said.
“Earnings at MFS, our U.S.-based asset manager, were very strong compared to the same period last year, primarily due to higher average net assets.
“While our reported earnings were impacted adversely by declining equity markets and lower interest rates, the impact was in-line with our published market risk sensitivities.
“Sun Life continues to take action to mitigate the impact of volatile economic and market factors, including changing product design and mix to reduce risk and increase profit while continuing to meet the needs of clients as well as a continued focus on expense management.
“We are continuing our strong focus on risk management and prudent capital management, and continue to make strategic investments in our businesses,” Mr. Stewart concluded. “Our underlying businesses are strong and we are poised to capitalize on economic and market improvements.”
Highlights
The following were notable activities across Sun Life Financial during the second quarter of 2010.
Creation of a new mutual fund company in Canada harnesses Sun Life Financial’s global capabilities
•	Sun Life Financial announced it is creating a new mutual fund company that will bring a family of world-class mutual funds to Canadians.
Sun Life Global Investments (Canada) Inc. will develop and manage funds to be launched in the fall of 2010. It will feature fund products sub-advised by MFS Institutional Advisors Inc., Sun Capital Advisers LLC, Sun Life Assurance Company of Canada, McLean Budden Limited and various other strategic partners.
New products launched in key markets add to diversified product line-up
•	In Canada, two new Sun Participating products were launched in June, providing solutions to Canadians seeking to protect their families, save for retirement or optimize their estate planning.

•	In the U.S., a current assumption universal life product, Sun AccumULatorSM, was launched in June. The product offers tax-advantaged cash accumulation potential, income tax-free withdrawals and loans to help meet supplemental retirement income needs, college expenses or other income needs.

•	In Indonesia, CIMB Sun Life launched “X-Tra Choice”, a single premium unit-linked product, the first product launched through its bancassurance channel. It also launched an education endowment product which is distributed through its telemarketing channel.

Sun Life Financial Inc. Second Quarter 2010 1

Awards recognize strong performance and operations at MFS
•	A Morningstar study of the 30 largest U.S. mutual fund companies published in June gave high marks to MFS. Companies were ranked on the basis of investment performance, manager retention, manager tenure and manager investment levels, as well as an assessment of firm stewardship. MFS was ranked fifth overall, fifth in stewardship and third for three-year investment returns.

•	At the Financial News’ Europe 2010 Annual Awards for Excellence in Client Service, MFS received the award for Client Service Team of the Year and scored the highest mark among all categories and nominees from 20 countries.
Sun Life Financial earns recognition for its corporate social responsibility and business practices
•	The Globe and Mail’s 2010 Report on Business Corporate Responsibility ranked Sun Life Financial as the leading financial services company on the Toronto Stock Exchange 60 for corporate responsibility, and fifth-best overall.

•	Sun Life Financial was named one of the top 20 most reputable companies in Canada, making it the highest ranking insurance company in the country based on a study by the Reputation Institute and published in Canadian Business magazine.

•	The 2010 Reader’s Digest Trusted Brand consumer survey named Sun Life Financial the “Most Trusted Life Insurance Company” in Canada. Product quality, customer service and brand experience scored high among poll respondents who chose the Company as their most trusted brand of life insurance.
Estimated 2010 adjusted earnings from operations
In its interim management’s discussion and analysis (MD&A) for the third quarter of 2009, the Company provided “estimated 2010 adjusted earnings from operations”(1), to illustrate the impact that the changes in market conditions that occurred in the fourth quarter of 2008, and continued into 2009, were expected to have on the Company’s financial results in 2010. Based on the assumptions and factors described below, in the third quarter of 2009, the Company estimated that its adjusted earnings from operations for the year ending December 31, 2010 would be in the range of $1.4 billion to $1.7 billion. The Company cautioned that its earnings in 2010 would reflect the lower asset levels and account values that were expected in 2010, as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.
Updates to the Company’s best estimate assumptions as well as changes in key internal and external indicators during the first half of 2010 did not impact the range of its estimated 2010 adjusted earnings from operations that was previously disclosed in the third quarter of 2009.
Based on the assumptions and methodology used to determine the Company’s 2010 estimated adjusted earnings from operations, which remain unchanged from the third quarter of 2009, the Company’s adjusted earnings from operations for the second quarter of 2010 were $375 million and $734 million for the six months ended June 30, 2010. The following table reconciles the Company’s adjusted earnings from operations for the second quarter of 2010 to its common shareholders’ net income for the period.

(C$ millions)	Q2’10

Adjusted earnings from operations(†) (after-tax)	375
Adjusting items:
Net equity market impact	(187)
Net interest rate impact	(99)
Currency impact	(14)
Tax (includes $53 million tax benefit in SLF U.K.)	72
Impact of fixed income investing activities on policy liabilities	39
Other experience gains (losses) and assumption changes (includes $6 million of net favourable credit impact)	27

Common shareholders’ net income	213

(†)	Adjusted earnings from operations excludes: (i) impairments on the Company’s invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on the Company’s invested assets during the period; (iii) the impact of equity market changes during the period that differ from the Company’s best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite Index and TSX 60 indices; (iv) the impact of tax-related items that result in the Company’s effective tax rate falling outside of a range of 18% to 22% during the period; and (v) certain other items during the period including: changes in credit spreads on corporate bonds that impact the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability re-balancing actions taken in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust the Company’s asset-liability duration management position in accordance with the Company’s policies and practices, including its risk tolerance policies and practices; changes in interest rates that impact the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of the Company’s hedging program; gains or losses on the sale of the Company’s surplus assets; mortality and morbidity experience that differ from the Company’s best estimate assumptions; policyholder behaviour, including lapses and surrenders, that differs from the Company’s best estimate assumptions; and changes in actuarial methods and assumptions and other management actions, the net effect of which the Company cannot reliably estimate..
Estimated 2010 adjusted earnings from operations is a financial outlook and non-GAAP financial measure that estimates full year 2010 after-tax financial results for the Company based on:
(i)	the estimated emergence during the period of expected profit from the Company’s insurance business in-force, based on the achievement of current best estimate actuarial assumptions, plus estimated expected profit from the Company’s asset management businesses,

(ii)	the estimated impact of writing new business during the period,

(iii)	estimated investment income earned on the Company’s surplus assets, less debt servicing costs, during the period, and
(1)	Originally referred to as “estimated 2010 normalized earnings from operations”. Additional information is available in the Company’s interim MD&A for the third quarter of 2009, under the heading “Estimated 2010 normalized earnings from operations”.

2 Sun Life Financial Inc. Second Quarter 2010

(iv)	an effective tax rate for the Company during the period of between 18% and 22%.
Estimated 2010 adjusted earnings from operations is based on economic and other assumptions that include:
(i)	growth in equity markets (primarily the S&P 500, S&P/TSX Composite Index and TSX 60) of approximately 8% per annum,

(ii)	a business mix, foreign currency exchange rates (e.g., U.S. dollar, U.K. pound), credit spreads (e.g., corporate bond spreads, swap spreads) and interest rates (e.g., Government of Canada and U.S. Treasury rates) consistent with levels as at September 30, 2009, and

(iii)	investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour consistent with the Company’s current best estimate actuarial assumptions.
Estimated 2010 adjusted earnings from operations does not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company’s fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.
Cautions regarding estimated adjusted earnings from operations
Estimated 2010 adjusted earnings from operations is forward-looking non-GAAP financial information that is based on the assumptions about future economic and other conditions, qualifications and courses of action described above. The Company cannot provide assurance that its reported earnings in 2010 will be within the indicated range and reported financial results in 2010 may differ materially from estimated 2010 adjusted earnings from operations for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 adjusted earnings from operations, and actual economic and other experience before and during 2010 that is different than the Company’s estimates. Estimated 2010 adjusted earnings from operations excludes items that are included in the Company’s reported financial results. The Company is subject to a number of sources of volatility that are described above and in the Company’s 2009 annual MD&A, which may cause adjusted earnings from operations to be outside of the range of the estimate.
Information related to estimated 2010 adjusted earnings from operations should be read in conjunction with the Forward-Looking Information and Use of Non-GAAP Measures sections in this document, the Critical Accounting Policies and Estimates, Risk Management, Market Risk Sensitivity, and Outlook sections in the Company’s 2009 annual MD&A, and Risk Factors section in its 2009 Annual Information Form.
About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of $434 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc. Second Quarter 2010 3

Management’s Discussion & Analysis
For the period ended June 30, 2010
Dated August 5, 2010
Earnings and profitability
Sun Life Financial(1) prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in its consolidated annual and interim financial statements and accompanying notes (Consolidated Financial Statements), annual and interim management’s discussion and analysis (MD&A) and annual information form (AIF), copies of which have been filed with securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov. The financial results presented in this document are unaudited.

Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures”. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

This document contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of Non-GAAP Financial Measures sections.
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) ($ millions)	213	409	296	(140)	591	622	378
Operating earnings (loss) ($ millions)	213	409	296	(140)	591	622	405
Basic earnings (loss) per common share (EPS) ($)	0.38	0.72	0.53	(0.25)	1.06	1.10	0.68
Diluted EPS ($)	0.37	0.72	0.52	(0.25)	1.05	1.09	0.67
Diluted operating EPS($)	0.37	0.72	0.52	(0.25)	1.05	1.09	0.72
Return on common equity (ROE) (%)	5.4	10.5	7.6	(3.5)	14.9	8.0	4.7
Operating ROE	5.4	10.5	7.6	(3.5)	14.9	8.0	5.1
Average diluted common shares outstanding (millions)	568.4	566.4	564.0	560.8	560.6	567.4	560.2
Closing common shares outstanding (millions)	569.2	566.8	564.4	562.4	560.7	569.2	560.7

Q2 2010 vs. Q2 2009
The Company reported net income attributable to common shareholders of $213 million for the quarter ended June 30, 2010, compared to net income of $591 million in the second quarter of 2009. Results in the second quarter of 2010 reflected volatile market conditions. During the second quarter of 2010 the S&P 500 dropped 11.9%, while the S&P/TSX Composite Index fell by 6.2%. Interest rates also decreased during the quarter with long-term government rates in Canada and the United States falling between 42 and 89 basis points.
Net income in the second quarter of 2010 was adversely impacted by $187 million from unfavourable equity market conditions, $99 million from a decrease in interest rates, and $14 million from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009. These unfavourable impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities and an overall tax recovery during the quarter, which included a tax benefit of $53 million generated in the Company’s United Kingdom operations. Credit experience was favourable in the second quarter of 2010 relative to the same period a year ago.
Results in the second quarter of 2009 were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the second quarter of 2009 were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, as well as credit impairments incurred during the quarter.
Return on equity (ROE) for the second quarter of 2010 was 5.4%, compared with 14.9% for the second quarter of 2009. The decrease in ROE was primarily the result of lower earnings, which decreased to $0.37 per share in the second quarter of 2010 from $1.05 per share in the second quarter of 2009.
Q2 2010 vs. Q2 2009 (year-to-date)
Common shareholders’ net income for the first six months of 2010 was $622 million, compared to $378 million for the same period in 2009. The increase of $244 million was primarily the result of more favourable credit experience, the favourable impact of fixed income investing activities on policy liabilities and tax benefits generated in the Company’s United Kingdom operations. Partially offsetting these improvements were unfavourable market conditions and lower interest rates.
Operating net income for the six months ended June 30, 2010, was $622 million, compared to $405 million for the first six months of 2009. The difference between operating and reported net income for the first six months of 2009 reflected restructuring costs of $27 million taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency. There were no differences between operating and reported net income in the first six months of 2010.
(1) Together with its subsidiaries and joint ventures, “the Company” or “Sun Life Financial”.

4 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to the Company’s interim Consolidated Financial Statements for the quarter ended June 30, 2010. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.
SLF Canada

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	38	138	138	134	131	176	208
Group Benefits	69	50	72	44	52	119	117
Group Wealth	39	50	33	41	27	89	79

Total	146	238	243	219	210	384	404

SLF Canada had net income of $146 million in the second quarter of 2010 compared to net income of $238 million in the first quarter of 2010 and earnings of $210 million in the second quarter of 2009. Earnings in the second quarter of 2010 were adversely impacted by declining equity markets and unfavourable interest rate movements. This was partially offset by the favourable impact of fixed income investing activities on policy liabilities, mortality and morbidity gains, favourable credit experience and lower taxes on investment income.
Results in the second quarter of 2009 were favourably impacted by increasing equity markets, partially offset by unfavourable interest rate related hedge impacts, changes in asset default assumptions in anticipation of future credit-related losses and increased tax provisions.
Earnings for the first six months of 2010 were $384 million compared to $404 million for the same period last year. Net income decreased primarily from declining equity markets and less favourable mortality and morbidity experience, partially offset by the favourable impact of interest rate movements, and improved credit experience.
In the second quarter of 2010, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 19% from the same period a year ago to $296 million. Sales of Individual life and health insurance increased 24% due to improved market conditions, product changes and sales initiatives. In Group Wealth, Group Retirement Services sales were down 62% primarily due to reduced industry activity, however, pension rollover sales increased by 21% to $233 million, with a four-quarter average retention rate of 50%. Group Benefits sales were down 19%, particularly in the mid-market segment, while large and small case sales increased by 10% from the second quarter of 2009.
SLF U.S.

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) (US$ millions)
Annuities	(55)	53	(80)	(186)	187	(2)	(137)
Individual Insurance	(50)	5	50	(222)	70	(45)	13
Employee Benefits Group	14	28	22	22	30	42	78

Total (US$ millions)	(91)	86	(8)	(386)	287	(5)	(46)
Total (C$ millions)	(95)	88	(9)	(413)	364	(7)	(43)

SLF U.S. reported a net loss of C$95 million in the second quarter of 2010 compared to net income of C$88 million in the first quarter of 2010 and net income of C$364 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009 decreased the reported net loss in SLF U.S. by C$13 million.
SLF U.S. reported a net loss of US$91 million in the second quarter of 2010 compared to net income of US$287 million in the second quarter of 2009. The loss in the second quarter of 2010 reflected the adverse impact of declining equity markets and interest rates and unfavourable morbidity experience.
Earnings in the second quarter of 2009 were higher primarily from the favourable impact of equity markets, the narrowing of credit spreads and increasing interest rates. The favourable impacts on earnings were partially offset by reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.
The net loss for the first six months of 2010 was US$5 million compared to a net loss of US$46 million for the same period last year. The improvement over the prior year was primarily due to improved credit experience. This was partially offset by declining equity markets and interest rates and unfavourable morbidity experience in the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 5

Despite challenging equity markets, domestic variable annuity sales in the second quarter of 2010 were US$893 million, an increase of 7% from the same period a year ago, reflecting improved wholesaler productivity and the new simplified variable annuity product launched in the prior quarter. The new variable annuity product continues to meet customer needs while effectively managing risk. As anticipated, fixed annuity sales decreased in the second quarter of 2010, consistent with the Company’s decision to offer the product only on an opportunistic basis. Employee Benefits Group sales in the second quarter of 2010 were US$94 million, a decrease of US$32 million or 25% compared to the prior year. Second quarter 2010 individual insurance domestic sales were US$33 million, representing a 40% decrease from the prior year primarily due to lower sales of no-lapse guarantee universal life insurance and lower sales in non-core product lines. The Company will exit the no-lapse guarantee market and continue to focus on new and existing individual insurance offerings, such as the recently launched current assumption universal life product, which have greater potential for sustainable and profitable growth.
MFS INVESTMENT MANAGEMENT

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (US$ millions)	46	47	47	39	27	93	50
Common shareholders’ net income (C$ millions)	47	49	49	43	32	96	60
Pre-tax operating profit margin ratio(2)	29%	30%	29%	28%	23%	29%	22%
Average net assets (US$ billions)	191	189	181	162	140	190	133
Assets under management (US$ billions)(2)	183	195	187	175	147	183	147
Net sales (US$ billions)	3.7	3.1	6.1	7.7	4.9	6.8	5.1
Asset appreciation (depreciation) (US$ billions)	(15.9)	4.8	6.9	20.0	17.9	(11.1)	7.2
S&P 500 Index (daily average)	1,134	1,121	1,088	994	893	1,128	852

MFS reported net income of C$47 million in the second quarter of 2010 compared to earnings of C$49 million in the first quarter of 2010 and earnings of C$32 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009 decreased MFS earnings by C$6 million.
In U.S. dollars, earnings in the second quarter of 2010 were US$46 million compared to earnings of US$27 million in the second quarter of 2009. The increase in earnings from the second quarter of 2009 was primarily due to higher average net assets, which increased to US$191 billion in the second quarter of 2010 from US$140 billion in the second quarter of 2009 as a result of strong net sales and improved performance in financial markets.
Earnings for the first six months of 2010 were US$93 million, compared to US$50 million one year ago. The increase in earnings over the first six months of 2009 was primarily due to higher average net assets, which increased to US$190 billion for the first six months of 2010 from US$133 billion in the first six months of 2009.
MFS’s retail fund performance remains strong with 83% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance, respectively. Performance in the Global/International equity style has been especially strong, with 98% of fund assets ranking in the top half of their three-and five-year Lipper averages as of June 30, 2010.
Total assets under management at June 30, 2010 were US$183 billion compared to US$187 billion at December 31, 2009. Net sales of US$6.8 billion were more than offset by the negative performance of financial markets, which reduced asset levels by US$11.1 billion in the first six months of 2010.
SLF ASIA

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income ($ millions)	23	4	27	13	19	27	36

Second quarter earnings for SLF Asia were $23 million compared to earnings of $4 million in the first quarter of 2010 and earnings of $19 million in the second quarter of 2009. The increase in earnings compared with the second quarter of 2009 was primarily due to in-force business growth and improved results in India, partially offset by more favourable investment experience in the second quarter of 2009.
Net income for the first six months of 2010 was $27 million compared to net income of $36 million in the same period one year ago. The decline in net income for the first six months of 2010 compared to the same period in 2009 was primarily due to lower earnings in Hong Kong from higher levels of new business strain in 2010, partially offset by in-force business growth and improved results in India. Earnings in the first six months of the prior year benefited from higher levels of experience gains.
Individual life sales for the first six months were down 12% over the same period last year, mainly due to lower sales in India, which have been impacted by major industry-wide regulatory changes to unit-linked products. Excluding India, individual life sales were up 71% driven by sales growth in all other markets. In particular, individual life sales in China and Hong Kong were up 207% and 26%, respectively. On July 20, China Insurance Regulatory Commission officially approved the restructuring of Sun Life Everbright Life Insurance as a domestic insurance company. Sun Life Financial will have a 24.99% interest in the restructured company.

(2)	Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See Use of Non-GAAP Financial Measures.

6 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE
Corporate includes the results of the Company’s U.K. operations (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results					Year to date
	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	102	50	9	10	(50)	152	(50)
Corporate Support	(10)	(20)	(23)	(12)	16	(30)	(29)

Total	92	30	(14)	(2)	(34)	122	(79)

The Corporate segment reported net income of $92 million in the second quarter of 2010, compared to net income of $30 million in the first quarter of 2010 and a loss of $34 million in the second quarter of 2009. The strengthening of the Canadian dollar relative to average foreign exchange rates in the second quarter of 2009, most notably the British pound, decreased Corporate earnings by $17 million.
SLF U.K. reported net income of $102 million in the second quarter of 2010, compared to a loss of $50 million in the second quarter of 2009. Earnings increased primarily as a result of a $53 million tax benefit associated with a favourable tax judgment received by the Company, and the addition of the Lincoln U.K. business which was acquired in the fourth quarter of 2009. Losses in the second quarter of 2009 in SLF U.K. were primarily as a result of reserve increases for downgrades on the investment portfolio. In Corporate Support, the loss in the second quarter of 2010 was $10 million, compared to net income of $16 million one year earlier. The decrease of $26 million was primarily attributable to a lower level of net income in the Company’s life retrocession business, which despite increasing over the amount reported in the first quarter of 2010, was less than the second quarter of 2009.
Net income for the first six months of 2010 in Corporate was $122 million compared to a loss of $79 million for the same period last year. Earnings in SLF U.K. were higher primarily as a result of the tax benefit, as well as the favourable impact of the Lincoln U.K. acquisition. Losses in the first six months of 2009 in SLF U.K. include reserve increases for downgrades on the investment portfolio. In Corporate Support, losses for the first six months were relatively unchanged from the prior year. Restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency in the first six months of 2009, were largely offset by lower levels of income in the Company’s life retrocession business for the first six months of 2010.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues. As a result, revenue does not fully reflect the sales activity during the respective periods.
Net investment income experiences volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the Company conducts actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional detail on the Company’s accounting policies can be found in its 2009 annual MD&A.

	Quarterly results					Year to date
($ millions)	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	2010	2009

Revenues
SLF Canada	2,739	2,697	2,291	3,388	3,479	5,436	5,728
SLF U.S.	2,709	2,134	1,818	3,643	3,893	4,843	6,253
MFS	348	346	342	322	299	694	587
SLF Asia	398	398	353	588	634	796	872
Corporate (net of consolidation adjustments)	612	480	189	890	415	1,092	308

Total as reported	6,806	6,055	4,993	8,831	8,720	12,861	13,748

Impact of currency and changes in the fair value of	1,051	245	(794)	2,780	2,516	1,296	2,587
held-for-trading assets and derivative instruments

Total adjusted revenue	5,755	5,810	5,787	6,051	6,204	11,565	11,161

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 7

Revenues for the second quarter of 2010 were $6.8 billion, compared to $8.7 billion in the second quarter of 2009. The decrease of $1.9 billion included a $554 million reduction from the strengthening of the Canadian dollar relative to average exchange rates in the second quarter of 2009. Other impacts on revenue, which exclude the impact of currency, include:
(i)	a decrease in net investment income of $865 million. This was primarily due to lower net gains on changes in the fair value of held-for-trading assets and non-hedging derivatives; and

(ii)	a decrease in premium revenues of $702 million, primarily due to lower fixed annuity premiums in SLF U.S., consistent with the Company’s opportunistic approach to this product; partially offset by

(iii)	an increase of $207 million in fee income, primarily from MFS, which benefited from higher average net asset levels resulting in higher fee income.
Revenues of $12.9 billion for the six months ended June 30, 2010, were down $887 million from revenues of $13.7 billion in the comparable period a year earlier. The strengthening of the Canadian dollar relative to average exchange rates in the first six months of 2009 decreased reported revenues by $1.2 billion. Other impacts on revenue, which exclude the impact of currency include:
(i)	a decrease in premium revenues of $1.0 billion, primarily due to lower fixed annuity premiums in SLF U.S.; partially offset by

(ii)	an increase in net investment income of $837 million as gains on non-hedging derivatives were partially offset by changes in the fair value of held-for-trading assets; and

(iii)	an increase of $450 million in fee income, primarily from MFS which benefited from higher average net asset levels resulting in higher fee income.
INCOME TAXES
During the second quarter of 2010, the Company had a tax recovery of $84 million on income before taxes and non-controlling interest of $164 million, leading to a negative effective tax rate of 51.2%. This compares to a tax expense of $228 million in the second quarter of 2009 on income before taxes and non-controlling interest of $843 million and an effective tax rate of 27%.
The Company’s effective tax rate is generally below the statutory income tax rate of 30.5% due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.
The effective tax rate for the second quarter of 2010 was significantly impacted by a gross tax benefit of $76 million recorded in relation to a favourable judgment received by the Company in the United Kingdom allowing Sun Life Assurance Company of Canada (U.K.) Limited to carry forward tax losses incurred before 2002 to reduce tax payable for 2002 and subsequent years. This tax benefit was partially offset by a valuation allowance of $23 million which resulted in a net tax benefit of $53 million representing the portion of the losses that are more likely than not to be realized.
In addition, the Company’s income tax recovery for the quarter benefited from lower taxes on investment income. This benefit was partially offset by the impact of losses in lower-taxed jurisdictions in the second quarter. Furthermore, the lower level of earnings in the Company as a whole impacted the effective tax rate and is a significant contributor to the Company’s negative tax rate in the quarter.
In the second quarter of 2009 the Company’s effective tax rate of 27% was lower than the statutory rate of 32% due to the sustainable stream of tax benefits. The effective tax rate in the second quarter of 2009 significantly exceeded the effective tax rate in the current quarter primarily due to higher levels of pre-tax income in higher-taxed jurisdictions, such as Canada and the United States.

($ millions, except where noted)	Q2’10		Q2’09

Total net income before income taxes and non-controlling	$164		$843
interest in net income of subsidiaries
Expected tax expense (recovery) at the combined Canadian	50	30.5%	270	32.0%
federal and provincial statutory income tax rate
Increase (decrease) in rate resulting from:
Tax exempt investment income(3)	(39)	(23.8)%	(28)	(3.3)%
Increase (decrease) in reserves for uncertain tax positions(4)	(83)	(50.6)%	1	0.1%
Tax cost (benefit) of unrecognized losses(5)	14	8.5%	19	2.2%
Other(6)	(26)	(15.8)%	(34)	(4.0)%

Total income tax expense (benefit)	$(84)	(51.2)%	$228	27.0%

ASSETS UNDER MANAGEMENT (AUM)
AUM(7) were $434 billion as at June 30, 2010, compared to $432.6 billion as at December 31, 2009, and $397.5 billion as at June 30, 2009. The increase of $1.4 billion between December 31, 2009 and June 30, 2010 resulted primarily from:
(i)	net sales of mutual, managed and segregated funds of $8.2 billion;

(ii)	business growth of $2.7 billion, mostly in the individual life and wealth businesses;

(iii)	an increase of $2.0 million from the change in value of held-for-trading assets; and

(iv)	an increase of $1.9 billion from a weakening Canadian dollar against foreign currencies relative to the prior period-end exchange rates; partially offset by

(v)	unfavourable market movement of $13.4 billion on mutual, managed and segregated funds.

(3)	“Tax exempt investment income” reflects lower taxes on investment income in the quarter.

(4)	“Increase (decrease) in reserves for uncertain tax positions” includes the tax benefit related to favourable resolution of the litigation in the U.K.

(5)	“Tax cost (benefit) of unrecognized losses” includes the valuation allowance of $23 million discussed above.

(6)	“Other” includes the impact of losses in lower-taxed jurisdictions in the quarter.

(7)	AUM is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.

8 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUM increased $36.5 billion between June 30, 2009 and June 30, 2010. The increase in AUM related primarily to:
(i)	net sales of mutual, managed and segregated funds of $22.7 billion;

(ii)	positive market movements of $22.3 billion on mutual, managed and segregated funds;

(iii)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds on acquisition of the Lincoln U.K. business;

(iv)	an increase of $4.5 billion from the change in value of held-for-trading assets; and

(v)	business growth of $5.3 billion, mostly in the wealth businesses; partially offset by

(vi)	a decrease of $26.2 billion from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $124.9 billion as at June 30, 2010, compared to $120.7 billion a year earlier and $120.1 billion at December 31, 2009. The increase in general fund assets from December 31, 2009, was primarily the result of an increase of $2.0 billion from the change in value of held-for-trading assets and business growth of $2.7 billion mostly in the individual life and annuity businesses in North America.
Total general fund assets increased by $4.2 billion from the June 30, 2009, level of $120.7 billion, with an increase in value of held-for-trading assets of $4.5 billion, business growth of $5.3 billion, including the favourable impact of the acquisition of the Lincoln business in SLF U.K., partly offset by a reduction of $6.8 billion from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
Actuarial and other policy liabilities of $87.7 billion as at June 30, 2010 increased by $2.9 billion compared to December 31, 2009, mainly from an increase in the fair value of actuarial liabilities by $2.0 billion and business growth.
Actuarial and other policy liabilities were up by $4.0 billion from the June 30, 2009, amount of $83.7 billion. Business growth including the acquisition of the Lincoln business by SLF U.K. and an increase of $4.5 billion from the impact related to corresponding changes in fair value of held-for-trading assets were partially offset by a reduction of $4.8 billion resulting from the strengthening of the Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $17.9 billion as at June 30, 2010 compared to $17.2 billion as at December 31, 2009. The movement in the first six months of 2010 was mainly from:
(i)	shareholders’ net income of $665 million, before preferred share dividends of $43 million;

(ii)	net proceeds of $274 million from issue of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R;

(iii)	an increase of $136 million from common share issues, primarily from the Canadian Dividend Reinvestment Plan;

(iv)	a net increase in unrealized gains on available-for-sale assets in other comprehensive income (OCI) of $77 million; and

(v)	an increase of $15 million from changes in the value of the Canadian dollar relative to foreign currencies; partially offset by

(vi)	common share dividend payments of $406 million.
During the second quarter of 2010, the Company made an accounting adjustment to correct an error originating with Clarica Life Insurance Company prior to the acquisition of that business in 2002. The net impact of this adjustment was reflected as a decrease of $77 million in retained earnings as at January 1, 2008. Additional information on this adjustment can be found in Note 2 to the Company’s interim Consolidated Financial Statements for the quarter ended June 30, 2010.
As at August 2, 2010, Sun Life Financial Inc. had 569.2 million common shares and 82.2 million preferred shares outstanding.
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q2’10	Q2’09	2010	2009

Cash and cash equivalents, beginning of period	4,517	7,022	5,865	5,518
Cash flows provided by (used in):
Operating activities	631	1,113	1,320	1,811
Financing activities	125	225	(41)	777
Investing activities	384	248	(1,382)	342
Changes due to fluctuations in exchange rates	191	(481)	86	(321)

Increase in cash and cash equivalents	1,331	1,105	(17)	2,609

Cash and cash equivalents, end of period	5,848	8,127	5,848	8,127
Short-term securities, end of period	3,710	3,073	3,710	3,073

Total cash, cash equivalents and short-term securities	9,558	11,200	9,558	11,200

Net cash, cash equivalents and short-term securities were $9.6 billion as at the end of the second quarter of 2010, compared to $10.6 billion at the end of the first quarter of 2010 and $11.2 billion at the end of the second quarter of 2009.
Cash generated by operating activities was $482 million lower in the second quarter of 2010 than the same period one year ago, primarily due to lower premiums partially offset by a reduced level of policyholder payments. Cash provided by financing activities was $125 million in the second quarter of 2010, compared with $225 million in the second quarter of 2009. The second quarter of 2009 included an issuance of senior debentures for $299 million partly offset by an increased level of shareholder dividends due to timing of payments. Cash used in investing activities in the second quarter of 2010 was $384 million, compared to $248 million from investing activities in the second quarter of 2009. The increase of $136 million was mainly due to an increased level of long-term investing activity. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $191 million in the second quarter of 2010, compared to a decrease of $481 million in the comparable period a year ago.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 9

Cash generated by operating activities was $491 million lower in the first six months of 2010 compared with the same period one year ago with reduced inflows due to decreased premiums only partly offset by a reduced level of policyholder payments. Cash used by financing activities was $41 million in the first half of 2010, compared with cash provided by financing activities of $777 million in the second quarter of 2009. The first half of 2009 included issuances of senior debentures, subordinated debt and unsecured financing totalling $1.1 billion partly offset by increased level of shareholder dividends due to timing of payments. Cash generated by investing activities in the first six months of 2010 was $1.4 billion, compared to cash used of $342 million from investing activities in the second quarter of 2009. The change of $1.7 billion was mainly due to a higher level of long-term investing activity in the first half of 2009. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $86 million in the first six months of 2010, compared to a decrease of $321 million in the comparable period a year ago.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters. A more complete discussion of the Company’s historical quarterly results can be found in the Company’s interim and annual MD&As.

	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08

Common shareholders’ net income (loss) ($ millions)	213	409	296	(140)	591	(213)	129	(396)
Operating earnings (loss) ($ millions)	213	409	296	(140)	591	(186)	(696)	(396)
Basic EPS ($)	0.38	0.72	0.53	(0.25)	1.06	(0.38)	0.23	(0.71)
Diluted EPS ($)	0.37	0.72	0.52	(0.25)	1.05	(0.38)	0.23	(0.71)
Diluted operating EPS ($)	0.37	0.72	0.52	(0.25)	1.05	(0.33)	(1.25)	(0.71)
Total revenue ($ millions)	6,806	6,055	4,993	8,831	8,720	5,028	4,706	2,560
Total AUM ($ billions)	434	435	433	412	397	375	381	389

First quarter 2010
Net income of $409 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. The Company’s acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in the Company’s U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.
Fourth quarter 2009
Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company’s investment portfolio and lower asset reinvestment gains from changes in credit spreads.
Third quarter 2009
The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.
Second quarter 2009
Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.
First quarter 2009
The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on the Company’s investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency, the Company reported an operating loss of $186 million.
Fourth quarter 2008
Net income of $129 million in the fourth quarter of 2008 was significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in CI Financial, the Company reported an operating loss of $696 million.
Third quarter 2008
The loss of $396 million in the third quarter of 2008 was largely driven by deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.

10 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
During the second quarter of 2010 there were no material method and assumption changes. Changes to the Company’s best estimate assumptions related to experience updates are made annually, generally in the third quarter. However, the Company may update other assumptions throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features.
INVESTMENTS
The Company had total general fund invested assets of $111.9 billion as at June 30, 2010. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.
Bonds
As at June 30, 2010, the Company held $67.4 billion of bonds, which constituted 60% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB” or higher represented 96% of the total bond portfolio as at June 30, 2010, unchanged from 96% at December 31, 2009.
Included in the $67.4 billion of bonds, the Company held $14.2 billion of non-public bonds, which constituted 21% of the Company’s overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 71% of the total bond portfolio as at June 30, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at June 30, 2010 were $19.5 billion. The Company has no direct exposure to Greece and an immaterial amount of direct exposure to Euro denominated sovereign credits.
The Company’s gross unrealized losses as at June 30, 2010, for available-for-sale and held-for-trading bonds were $0.3 billion and $1.7 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively, as at December 31, 2009. The decrease in gross unrealized losses was largely due to decreases in interest rates partially offset by wider credit spreads and the weakening Canadian dollar against foreign currencies relative to the prior period-end exchange rates.
The Company’s bond portfolio as at June 30, 2010, included $14.2 billion in the financial sector, representing approximately 21% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $14.5 billion, or 24% of the Company’s bond portfolio as at December 31, 2009. The $0.3 billion decrease in the value of financial sector bond holdings was the result of sales and maturities partially offset by increases from declining interest rates.
Asset-backed securities
The Company’s bond portfolio as at June 30, 2010, included $4.4 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $4.2 billion as at December 31, 2009. The $0.2 billion increase in the value of asset-backed securities was a combination of net purchases, decreases in interest rates and the weakening Canadian dollar relative to the prior period-end exchange rates partially offset by wider credit spreads.

	June 30, 2010			December 31, 2009
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher

Commercial mortgage-backed securities	2,148	1,901	90.8%	2,219	1,772	92.9%
Residential mortgage-backed securities
Agency	758	800	100.0%	735	768	100.0%
Non-agency	1,248	867	68.7%	1,318	886	80.2%
Collateralized debt obligations	217	146	25.6%	243	169	34.9%
Other(1)	805	668	80.8%	729	571	80.6%

Total	5,176	4,382	84.4%	5,244	4,166	87.5%

(1) Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities.
The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pool. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is more likely than not to occur, an impairment is recorded.
Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company’s asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 11

In addition, the Company’s asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company’s securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations.
As at June 30, 2010, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $141 million and $113 million, respectively, together representing approximately 0.2% of the Company’s total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating.
Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
Mortgages and corporate loans
As at June 30, 2010, the Company had a total of $19.7 billion in mortgages and corporate loans. The Company’s mortgage portfolio of $13.6 billion consists almost entirely of first mortgages.

	June 30, 2010			December 31, 2009
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Canada	7,468	5,393	12,861	7,534	5,175	12,709
United States	6,117	406	6,523	6,185	246	6,431
United Kingdom	53	24	77	57	–	57
Other	–	209	209	–	252	252

Total	13,638	6,032	19,670	13,776	5,673	19,449

A recovery of the commercial real estate market would more than likely lag behind the overall economic recovery and largely be dependent on macroeconomic factors such as job growth and consumer confidence. As occupancy rates and leasing terms continue to decrease, borrowers have been experiencing reduced cash flows resulting in an increase in defaults and problem loans, which have become more wide spread across property types and geographic locations.
The distribution of mortgages and corporate loans by credit quality as at June 30, 2010, and December 31, 2009, is shown in the following tables. As at June 30, 2010, the Company’s mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13 billion, spread across approximately 4,000 loans, an amount consistent with December 31, 2009 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. The Company’s commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with year-end levels. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

	June 30, 2010
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,292	5,995	19,287	–	–	–
Past due:
Past due less than 90 days	110	–	110	–	–	–
Past due 90 to 179 days	5	–	5	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	335	61	396	104	24	128

Balance, June 30, 2010	13,742	6,056	19,798	104	24	128

	December 31, 2009
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	13,600	5,649	19,249	–	–	–
Past due:
Past due less than 90 days	30	–	30	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	1	1	–	–	–
Impaired	252	33	285	106	10	116

Balance, December 31, 2009	13,882	5,683	19,565	106	10	116

12 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $268 million as at June 30, 2010, $99 million higher than the December 31, 2009, level for these assets. Impaired mortgages increased by $85 million to $231 million, mainly due to deteriorating conditions in commercial real estate. Approximately 80% of the impaired loans are in the United States.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $3.0 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at June 30, 2010, compared with $2.9 billion as at December 31, 2009. To the extent that an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $3.0 billion for possible future asset defaults on assets in the shareholders’ account excludes provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.
Derivative financial instruments
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

	June 30,	December 31,
($ millions)	2010	2009

Net fair value	145	125
Total notional amount	44,564	47,260
Credit equivalent amount	849	1,010
Risk-weighted credit equivalent amount	6	7

The total notional amount decreased to $44.6 billion as at June 30, 2010, from $47.3 billion as at December 31, 2009, primarily due to a decrease in the notional value of interest rate and equity contracts. The net fair value increased to $145 million in the first six months of 2010 from the 2009 year-end amount of $125 million.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
OUTLOOK
The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations.
Economic uncertainty continued to characterize the environment in the second quarter of 2010. The European debt crisis remained at the forefront, governments around the world began to adopt austerity measures and monetary policies became less supportive. Consumer confidence, housing data and employment figures continue to show signs of weakness in the U.S. The Federal Reserve kept interest rates unchanged and lowered its economic forecast at its most recent rate setting meeting in June. In Canada, although employment data surprised on the upside, housing and retail data suggested weakness ahead. The Bank of Canada raised its target overnight rate twice from 0.25% to 0.75% at its rate setting meetings in June and July, but warned the domestic and global recovery will be slower than it had previously forecast.
The regulatory environment is evolving as governments and regulators develop enhanced requirements for capital, liquidity and risk management practices. In Canada, the Office of the Superintendent of Financial Institutions Canada (OSFI) is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance Company of Canada (Sun Life Assurance), and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord.
OSFI is considering more sophisticated risk-based modeling approaches to Minimum Continuing Capital and Surplus Requirements (MCCSR), which could apply to segregated funds and other life insurance products. In particular, OSFI is considering how advanced modeling techniques can produce more robust and risk-sensitive capital requirements for Canadian life insurers, including internal models for segregated fund guarantee exposures. OSFI expects to issue a draft advisory in the fall of 2010 for public comment which will change the existing capital requirements in respect of new, rather than in-force, segregated fund business (e.g. post 2010 contracts). OSFI is also reviewing internal models for in-force segregated fund guarantee exposures, a review process that is ongoing. OSFI is considering a range of alternatives for in-force business, including a more market-consistent approach and potentially credit for hedging. Although it is difficult to predict how long the process for reviewing in-force segregated fund guarantee exposures will take, OSFI expects the review to continue for several years, likely into 2013. It is premature to draw conclusions about the cumulative impact this process will have on capital requirements for Canadian life insurance companies.
The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital. In particular, the draft advisory on changes to existing capital requirements in respect of new segregated fund business to be issued by OSFI in the fall of 2010 may result in an increase in the capital requirements for variable annuity and segregated fund policies currently sold by the Company in the United States and Canada on and after the date the new rules come into effect. The Company competes with providers of variable annuity and segregated fund products that operate under different accounting and regulatory reporting bases in different countries, which may create differences in capital requirements, profitability and reported earnings on these products that may cause the Company to be at a disadvantage compared to some of its competitors in certain of its businesses. In addition, the final changes implemented as a result of OSFI’s review of internal models for in-force segregated fund guarantee exposures may materially change the capital required to support the Company’s in-force variable annuity and segregated fund guarantee business. Please see the Market Risk Sensitivity and Capital Management and Liquidity sections of this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 13

CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial seeks to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various regulatory, business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of OSFI. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 210% as at June 30, 2010, Sun Life Assurance exceeded minimum regulatory levels. The MCCSR ratio was unchanged from the first quarter of 2010 and down from the December 31, 2009 ratio of 221%. The decline in the MCCSR ratio from December 31, 2009, was driven primarily by unfavourable capital market impacts and the impact of the 2010 OSFI guideline changes.
Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011. The implementation of IFRS is expected to impact the level of available regulatory capital. Under OSFI’s Advisory on Conversion to International Financial Reporting Standards by Federally Regulated Entities, companies may elect to phase-in the impact of conversion to IFRS on retained earnings for regulatory capital purposes. The impact of IFRS conversion on the MCCSR of Sun Life Assurance, the Company’s principal operating subsidiary, in the initial reporting period is not expected to be material due to the phase-in provisions. Additional information on IFRS is included in this document under “International Financial Reporting Standards”.
Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum regulatory levels as at June 30, 2010. As illustrated in the Market Risk Sensitivity section of this document, Sun Life Assurance would remain well above its minimum regulatory levels after a 10% drop in equity markets from June 30, 2010 levels.
The Company’s risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in the Company’s 2009 annual MD&A and AIF.
MARKET RISK SENSITIVITY
The Company’s earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. Differences between the Company’s actual experience and its best estimate assumptions are reflected in its financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2010.

14 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2010
Changes in interest rates(1)	Net income ($ millions)	MCCSR(3)

1% increase	100–200	Up to 8 percentage points increase
1% decrease	(275)–(375)	Up to 15 percentage points decrease

Changes in equity markets(2)

10% increase	125–175	Up to 5 percentage points increase
10% decrease	(175)–(225)	Up to 5 percentage points decrease

25% increase	200–300	Up to 5 percentage points increase
25% decrease	(550)–(650)	Up to 15 percentage points decrease

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at June 30, 2010. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.
(2)	Represents the change across all equity markets as at June 30, 2010 for all products, including the variable annuity and segregated fund products discussed below. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
(3)	The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at June 30, 2010.
The equity market risk sensitivities include the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company’s hedging programs in effect as at June 30, 2010 and include new business added and product changes implemented during the quarter.
Approximately 75% to 85% of the Company’s sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company’s Corporate business segment, which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds.
The following table provides select information with respect to the guarantees provided in the Company’s variable annuity and segregated fund businesses.

	June 30, 2010
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	10,884	771	10,846	381
SLF U.S.	21,678	3,657	25,109	1,104
Run-off reinsurance	2,919	873	2,933	530

Total	35,481	5,300	38,888	2,015

	December 31, 2009
($ millions)	Fund value	Amount at risk	Value of guarantees	Actuarial liabilities

SLF Canada	10,796	539	10,380	215
SLF U.S.	21,069	3,006	23,944	675
Run-off reinsurance	3,049	811	2,930	452

Total	34,915	4,356	37,254	1,342

For guaranteed lifetime withdrawal benefits, the “value of guarantees”, shown above, is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date. The “amount at risk” shown above represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The “actuarial liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
The amount at risk and actuarial liabilities at June 30, 2010, increased from December 31, 2009, primarily due to equity market movement. Fund values and the value of guarantees increased slightly over the first six months due to new business and changes in the foreign exchange rate, while the fund value was adversely impacted by equity market movement.
The ultimate cost of providing for the guarantees in respect of the Company’s segregated fund and variable annuity products is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 15

described in the Risk Factors section in the Company’s 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
As at June 30, 2010, approximately 90% of the Company’s total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces the Company’s net income sensitivity to equity market declines from segregated fund and variable annuity products by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of the equity exposure related to these contracts is hedged. For those segregated fund and variable annuity contracts in the equity hedging program, the Company generally hedges the fair value of expected future net claims costs and a portion of the policy fees. The following table illustrates the impact of the Company’s hedging program related to its sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund products only.

June 30, 2010
($ millions)	10% decrease(1)	25% decrease(1)

Before hedge	(400)–(450)	(1,075)–(1,175)
Hedge impact	225–275	575–675

Net of hedging	(150)–(200)	(450)–(550)

(1)	Represents the respective change across all equity markets as at June 30, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
Market risk sensitivity – Additional cautionary language and key assumptions
The Company’s market risk sensitivities are forward-looking non-GAAP estimates. These are measures of the Company’s estimated net income and capital sensitivities to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as at June 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as at June 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the June 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on financial reporting methods and assumptions in effect as at June 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.
Additional relevant information is provided in the Outlook, Critical accounting policies and estimates, and Risk Management sections in the Company’s 2009 annual MD&A and in the Risk Factors section in the Company’s 2009 AIF.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in the Company’s 2009 Consolidated Financial Statements, annual MD&A and AIF.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011, with comparatives for the prior year. The Company’s conversion to IFRS is on track and progressing according to plan. The following describes the status of the key elements of the Company’s IFRS changeover plan and provides an assessment of the impact of the conversion to IFRS based on the Company’s opening IFRS balance sheet work completed to date.

16 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ELEMENTS AND MILESTONES
STATUS

   Education and training
•	Provide technical training to staff and management responsible for the production and interpretation of financial statements by Q4 2009

•	Provide regular IFRS training sessions and periodic project updates to the Company’s Board of Directors and its Audit Committee

•	Provide training for staff, management and the Board of Directors on new international financial reporting standards as they become finalized

•	Determine communications requirements for external stakeholders by Q2 2010

•	Technical training of staff and management was completed by Q4 2009

•	Training sessions and regular project updates have been provided to the Company’s Board of Directors and its Audit Committee since Q2 2008

•	Ongoing training will continue through implementation

•	An information program on the impact of IFRS is being developed for external stakeholders and information sessions are being planned for the second half of 2010

   Accounting policy changes and financial reporting
•	Identify and document policy differences between Canadian GAAP and IFRS by Q4 2009

•	Assess the presentation and disclosure requirements under IFRS and develop pro forma financial statements and key note requirements by Q2 2010

•	Address interim and annual MD&A disclosure requirements for IFRS

•	Prepare an opening balance sheet under IFRS as at January 1, 2010, and quarterly 2010 comparatives for reporting commencing in 2011
•	Key accounting policy differences between Canadian GAAP and IFRS have been identified and documented. Various IFRS standards continue to be assessed and final decisions on accounting policy choices will continue throughout 2010

•	Pro forma financial statements, including major notes requirements have been developed

•	Processes for periodic external reporting are in place

•	The Company has commenced the preparation of its 2010 comparative financial statements on an IFRS basis

   Information technology and data systems
•	Identify the impacts on the Company’s general ledger and accounting feeder systems as a result of the accounting policy and presentation changes under IFRS by Q4 2009

•	Ensure that IFRS systems remain compliant throughout the transition and implementation phase

•	Assess the impact, and make modifications where necessary to data systems and reporting and analysis tools outside the general ledger and accounting feeder systems

•	Changes to existing systems have been developed, tested and implemented

•	Process and system controls that apply in the current Canadian GAAP production environment remain in place, and where applicable controls have been modified and/or added as required to manage the IFRS conversion

•	Ongoing monitoring of accounting and general ledger systems and development of systems outside the general ledger and accounting feeder systems will continue throughout 2010

    Impact on business activities
•	Review all products and lines of business to determine the impact of the conversion to IFRS on reported profitability, pricing, product design and asset-liability management by Q3 2009

•	Review all loan and credit facility documents to ensure compliance under IFRS by Q3 2010

•	Determine the impact of IFRS changes on capital requirements
•	The Company has substantially completed its review of the impact of IFRS on products and lines of business. The implementation of IFRS on January 1, 2011 is not expected to have a material impact on the Company’s business activities. The Company is monitoring developments with respect to future accounting changes, which may have a more significant impact on its business activities

•	Covenants within existing credit facilities have been reviewed internally with no breaches identified

•	The insurance industry is in dialogue with OSFI to determine the impact of IFRS on capital requirements

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 17

KEY ELEMENTS AND MILESTONES
STATUS

Disclosure controls and procedures and internal control over financial reporting
•	Identify IFRS policy and related process changes for 2011 reporting (and 2010 comparatives) and assess necessary modifications to the Company’s processes and reports

•	Review all key control and processes in the Company’s internal control over financial reporting (ICFR) and its disclosure controls and procedures (DC&P) under IFRS to ensure the integrity of reporting by Q4 2010
•	The Company’s existing ICFR and DC&P have been maintained and additional controls and sign-off processes have been established for the preparation of 2010 comparative financial statements. The Company does not expect IFRS to have a significant impact on its current ICFR and DC&P

•	The Company’s ICFR and disclosure controls and processes have been reviewed in light of IFRS policy and related process changes. The required changes to the Company’s ICFR and DC&P will be implemented in Q4 2010. The Company’s certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in Q4 2010

The Company is in the process of compiling and analyzing its opening balance sheet prepared in accordance with IFRS as of January 1, 2010, which will be required for comparative purposes in 2011. In its 2009 annual MD&A, the Company identified the expected changes resulting from the implementation of IFRS that could have a significant impact on the Company’s financial statements. The key impacts on the Company’s opening IFRS balance sheet that have been identified to date, as well as certain expected impacts on the Company’s net income under IFRS are set out below. These items do not represent a complete list of all changes that will occur as a result of the Company’s transition to IFRS and should be read in conjunction with the Company’s 2009 annual MD&A. Accounting policy choices may be subject to change.
Contract classification and measurement
Under IFRS, contract classification determines the accounting and measurement basis. For the Company, existing life, health and annuity policies will be classified as either insurance contracts, investment contracts or service contracts. The majority of the Company’s general fund contracts will retain their classification as insurance contracts under IFRS (representing greater than 90% of the current Canadian GAAP insurance liabilities). The measurement basis for these amounts reported as “actuarial and other policy liabilities” will remain the same as under Canadian GAAP until the adoption of a comprehensive new standard on insurance contracts, which is expected to be applicable no earlier than 2013.
Measurement differences will arise on certain existing policies which will be classified as investment contracts under IFRS. A significant component of the Company’s general fund investment contract balance under IFRS relates to three series of medium-term notes (MTNs) issued by the Company in 2005 and 2006, which mature in 2010, 2011 and 2013. The first series of MTNs matured and were repaid in full on July 6, 2010. The impact from measurement differences on transition to IFRS is not expected to be material. However, until the MTNs mature, SLF U.S. may experience additional earnings volatility as differences between the fair value of the assets and the fair value of the liabilities in the MTN program are reflected in the Company’s reported net income.
The measurement of insurance contracts and investment contracts within the Company’s segregated funds will remain the same under IFRS.
Goodwill
Impairment testing of goodwill will be conducted at a more granular level known as the “cash generating unit” (CGU) under IFRS compared to the testing at a “reporting unit” level for Canadian GAAP (e.g. both fixed annuities and variable annuities are CGUs within SLF U.S.). The determination of a CGU is based primarily on the cash inflows generated. The impairment test for goodwill compares the fair value of a CGU to its carrying value. If the fair value of the CGU exceeds its carrying value, its goodwill is deemed not to be impaired. Conversely, if the carrying value exceeds the fair value of the CGU, the deficiency is considered to be evidence of impairment.
The Company anticipates that it will record a net goodwill impairment charge of approximately $1.7 billion, to be recognized in opening retained earnings upon transition to IFRS. This impairment relates to a portion of the goodwill recorded on the acquisitions of Keyport Life Insurance Company in the United States in 2001 and Clarica Life Insurance Company in Canada in 2002. This impairment charge reflects the application of IFRS standards as well as the continuing impact of the economic environment.
The impairment of goodwill is a non-cash item and will not impact the level of regulatory capital for the Company as existing goodwill is already deducted from available capital for regulatory purposes in the calculation of the MCCSR for Sun Life Assurance.
Share-based payments
Certain share-based payment awards granted to employees of MFS are currently treated as equity-settled awards and are measured at fair value at the date of grant under Canadian GAAP. These awards will be recognized as cash-settled liabilities under IFRS and will be re-measured at fair value at each reporting date, until the awards are settled in cash or expire. The current Canadian GAAP basis provides a comparable compensation expense between reporting periods because the expense is fixed at the grant dates. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares (including dividends), thereby potentially increasing net income volatility.
Other share-based plans of the Company and its subsidiaries are considered equity settled awards and will not result in material accounting differences under IFRS.

18 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sun Life ExchangEable Securities (SLEECS)
Under IFRS, all financial instruments that contain a conversion feature to common shares must be included in the calculation of diluted earnings per share, irrespective of the likelihood of conversion. Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holder to convert their securities into common shares under certain circumstances. The impact of including these financial instruments in the calculation of the Company’s diluted EPS will be a reduction in EPS of approximately $0.03 per quarter. If the SLEECs Series A are redeemed at their par call date in 2011, the ongoing reduction on diluted EPS is expected to be reduced to $0.01 per quarter.
Hedge accounting
Certain hedging strategies of the Company may be impacted by changes under IFRS, which include new criteria for the application of hedge accounting and changes to effectiveness testing and measurement of hedging relationships. For example, IFRS does not permit the critical terms matching method for the assessment of hedge effectiveness. As a result, hedge ineffectiveness will be reflected in reported net income.
Consolidation and presentation
IFRS requires the consolidation of certain securitized off-balance sheet structures, which did not previously require consolidation under Canadian GAAP. It is anticipated that some off-balance sheet investment structures including collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, totalling approximately $900 million in assets, with an offsetting liability, will be consolidated under IFRS. The impact on opening net equity is expected to be minimal.
In addition, segregated fund assets and liabilities, which were required to be separately presented under Canadian GAAP, will now be included within the Company’s total assets and total liabilities. The Company will continue to distinguish these assets and liabilities from other general fund assets and liabilities.
IFRS 1 – First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. IFRS 1 provides for optional exemptions to the general rule of retrospective application of IFRS. These optional exemptions include:
(i)	the option to reset all cumulative foreign currency translation differences to zero through retained earnings at transition;

(ii)	the option not to restate the accounting for business combinations on acquisitions prior to transition; and

(iii)	the option to recognize through retained earnings at transition all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP.
While the Company has not finalized certain decisions, it currently anticipates making these IFRS elections under items (i) and (ii); however, the decision on defined benefit plans continues to be reviewed.
Future accounting standards
On July 30, 2010 the International Accounting Standards Board issued an exposure draft for comment, which sets out measurement changes on insurance contracts. The Company is in the process of reviewing the exposure draft, however it is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences from current provisions in Canadian GAAP, which will in turn have a significant impact on the Company’s business activities and volatility of its reported results. Changes from this exposure draft are expected to be finalized and applicable no earlier than 2013.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with Canadian GAAP.
There were no changes in the Company’s internal control over financial reporting during the period beginning on April 1, 2010, and ended on June 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with Canadian GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to Canadian GAAP measures are included in the Company’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Second Quarter 2010 19

operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM; and (v) the value of new business, which is used to measure overall profitability and is based on actuarial amounts for which there are no comparable amounts under Canadian GAAP.
Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable Canadian GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.
The following table sets out the items that have been excluded from the Company’s operating earnings and provides a reconciliation to the Company’s earnings based on Canadian GAAP.

	Quarterly results
($ millions)	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08

Reported earnings (Canadian GAAP)	213	409	296	(140)	591	(213)	129	(396)
After-tax gain (loss) on special items
Gain on sale of interest in CI Financial	–	–	–	–	–	–	825	–
Restructuring costs to reduce expense levels	–	–	–	–	–	(27)	–	–

Total special items	–	–	–	–	–	(27)	825	–

Operating earnings	213	409	296	(140)	591	(186)	(696)	(396)

FORWARD-LOOKING INFORMATION
Certain information in this document, including information relating to the Company’s strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings of Estimated Adjusted Earnings from Operations, Outlook and Market Risk Sensitivity, or that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation, regulations and guidelines, including tax laws; changes in regulatory capital requirements including regulatory capital required for segregated funds and variable annuities; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

20 Sun Life Financial Inc. Second Quarter 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars except for per share amounts)	2010	2009	2010	2009

Revenue
Premium income:
Annuities	$709	$1,531	$1,454	$2,884
Life insurance	1,470	1,589	3,044	3,138
Health insurance	1,099	1,072	2,195	2,189

	3,278	4,192	6,693	8,211

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets	1,070	2,858	1,702	1,953
Income (loss) from derivative investments	347	(366)	284	(447)
Net gains (losses) on available-for-sale assets	37	(15)	80	(65)
Other net investment income	1,317	1,423	2,604	2,866

	2,771	3,900	4,670	4,307

Fee income	757	628	1,498	1,230

	6,806	8,720	12,861	13,748

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	921	1,178	1,852	2,558
Annuity payments	331	343	665	686
Death and disability benefits	650	784	1,334	1,632
Health benefits	804	802	1,606	1,602
Policyholder dividends and interest on claims and deposits	264	367	556	699

	2,970	3,474	6,013	7,177
Net transfers to (from) segregated funds	214	242	459	350
Increase (decrease) in actuarial liabilities (Note 8)	2,092	2,806	2,949	3,334
Commissions	389	424	799	821
Operating expenses	810	767	1,635	1,544
Premium taxes	54	55	107	110
Interest expense	113	109	223	206

	6,642	7,877	12,185	13,542

Income (loss) before income taxes and non-controlling interests	164	843	676	206
Income taxes expense (benefit) (Note 9)	(84)	228	(3)	(217)
Non-controlling interests in net income (loss) of subsidiaries	5	3	10	6

Total net income (loss)	243	612	669	417
Less: Participating policyholders’ net income (loss)	8	4	4	4

Shareholders’ net income (loss)	235	608	665	413
Less: Preferred shareholder dividends	22	17	43	35

Common shareholders’ net income (loss)	$213	$591	$622	$378

Average exchange rates:
U.S. dollars	1.03	1.17	1.03	1.21
U.K. pounds	1.53	1.81	1.58	1.79

Earnings (loss) per share (Note 3)
Basic	$0.38	$1.06	$1.10	$0.68
Diluted	$0.37	$1.05	$1.09	$0.67

Weighted average shares outstanding in millions (Note 3)
Basic	567	560	566	560
Diluted	568	561	567	560
The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 21

Consolidated Balance Sheets

	As at
	June 30,	December 31,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009(1)	2009(1)

Assets
Bonds – held-for-trading	$55,750	$51,634	$49,876
Bonds – available-for-sale	11,648	9,673	10,512
Mortgages and corporate loans	19,670	19,449	21,177
Stocks – held-for-trading	3,777	4,331	3,771
Stocks – available-for-sale	606	635	841
Real estate	4,949	4,877	4,941
Cash, cash equivalents and short-term securities	9,558	11,868	11,200
Derivative assets	1,476	1,382	1,306
Policy loans and other invested assets	3,526	3,503	3,594
Other invested assets – held-for-trading	468	425	380
Other invested assets – available-for-sale	443	452	524

Invested assets	111,871	108,229	108,122
Goodwill	6,439	6,419	6,496
Intangible assets	925	926	968
Other assets	5,680	4,517	5,070

Total general fund assets	$124,915	$120,091	$120,656

Segregated funds net assets	$80,392	$81,305	$70,772

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)	$87,666	$84,758	$83,721
Amounts on deposit	4,351	4,181	4,114
Deferred net realized gains	225	225	253
Senior debentures	3,811	3,811	3,312
Derivative liabilities	1,331	1,257	1,898
Other liabilities	6,371	5,432	6,348

Total general fund liabilities	103,755	99,664	99,646
Subordinated debt	3,051	3,048	3,064
Non-controlling interests in subsidiaries	51	42	33
Total equity	18,058	17,337	17,913

Total general fund liabilities and equity	$124,915	$120,091	$120,656

Segregated funds contract liabilities	$80,392	$81,305	$70,772

(1) Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

Exchange rate at balance sheet date:

U.S. dollars	1.06	1.05	1.16
U.K. pounds	1.59	1.70	1.91
The attached notes form part of these Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

John H. Clappison
Director

22 Sun Life Financial Inc. Second Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity

	For the six months ended
	Participating		June 30,	June 30,
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2010	2009

Preferred shares
Balance, beginning of period	$–	$1,741	$1,741	$1,495
Preferred shares issued (Note 5)	–	280	280	250
Issuance costs, net of taxes (Note 5)	–	(6)	(6)	(4)

Balance, end of period	–	2,015	2,015	1,741

Common shares
Balance, beginning of period	–	7,126	7,126	6,983
Stock options exercised	–	10	10	2
Shares issued under dividend reinvestment and share purchase plan (Note 5)	–	130	130	29

Balance, end of period	–	7,266	7,266	7,014

Contributed surplus
Balance, beginning of period	–	133	133	118
Stock-based compensation	–	(4)	(4)	(2)
Stock options exercised	–	(2)	(2)	–

Balance, end of period	–	127	127	116

Retained earnings
Balance, beginning of period (1)	120	10,762	10,882	11,135
Net income (loss)	4	665	669	417
Dividends on common shares	–	(406)	(406)	(403)
Dividends on preferred shares	–	(43)	(43)	(35)

Balance, end of period	124	10,978	11,102	11,114

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period	(13)	(2,532)	(2,545)	(2,399)
Total other comprehensive income (loss)	1	92	93	327

Balance, end of period	(12)	(2,440)	(2,452)	(2,072)

Total retained earnings and accumulated other comprehensive income (loss)	112	8,538	8,650	9,042

Total equity	$112	$17,946	$18,058	$17,913

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$115	$115	$(649)
Unrealized foreign currency translation gains (losses), net of hedging activities	(12)	(2,609)	(2,621)	(1,504)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	54	54	81

Balance, end of period	$(12)	$(2,440)	$(2,452)	$(2,072)

Consolidated Statements of Comprehensive Income

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Total net income (loss)	$243	$612	$669	$417
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains (losses), excluding hedges	603	(1,007)	82	(550)
Unrealized foreign currency gains (losses), net investment hedges	(122)	193	(66)	91
Net adjustment for foreign exchange losses (gains)	–	4	–	4
Unrealized gains (losses) on available-for-sale assets	12	1,083	147	761
Reclassifications to net income (loss) for available-for-sale assets	(45)	(1)	(62)	19
Unrealized gains (losses) on cash flow hedging instruments	(11)	3	(9)	–
Reclassifications to net income (loss) for cash flow hedges	4	(3)	1	2

Total other comprehensive income (loss)	441	272	93	327

Total comprehensive income (loss)	684	884	762	744

Less: Participating policyholders’ net income (loss)	8	4	4	4
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	2	(4)	1	(3)

Shareholders’ comprehensive income (loss)	$674	$884	$757	$743

(1) Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2. The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 23

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Cash flows provided by (used in) operating activities
Total net income (loss)	$243	$612	$669	$417
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	2,051	2,845	2,844	3,438
Unrealized losses (gains) on held-for-trading assets and derivatives	(1,056)	(2,884)	(1,833)	(1,539)
Amortization of deferred gains and unrealized gains on real estate investments	(6)	(22)	(18)	(50)
Accrued expenses and taxes	(46)	22	(38)	(187)
Investment income due and accrued	54	51	(35)	(1)
Other items not affecting cash	(174)	128	41	(278)
Realized losses (gains) on held-for-trading and available-for-sale assets	(416)	383	(271)	43
Mutual fund acquisition costs capitalized, net of redemption fees	(19)	(22)	(39)	(32)

Net cash provided by (used in) operating activities	631	1,113	1,320	1,811

Cash flows provided by (used in) financing activities
Borrowed funds	9	(23)	(7)	(6)
Issuance of senior financing	–	58	–	119
Collateral on senior financing	–	34	–	231
Issuance of senior debenture	–	299	–	299
Issuance of subordinated debt	–	–	–	496
Issuance of common shares on exercise of stock options	2	2	8	2
Issuance of preferred shares (Note 5)	271	244	271	244
Dividends paid on common shares	(135)	(372)	(270)	(573)
Dividends paid on preferred shares	(22)	(17)	(43)	(35)

Net cash provided by (used in) financing activities	125	225	(41)	777

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages	6,927	5,941	13,955	10,916
and corporate loans, stocks and real estate
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(9,470)	(5,317)	(17,745)	(10,477)
Policy loans	(17)	(50)	(20)	(98)
Short-term securities*	2,415	378	2,239	343
Other investments	529	(704)	189	(342)

Net cash provided by (used in) investing activities	384	248	(1,382)	342

Changes due to fluctuations in exchange rates	191	(481)	86	(321)

Increase (decrease) in cash and cash equivalents	1,331	1,105	(17)	2,609
Cash and cash equivalents, beginning of period*	4,517	7,022	5,865	5,518

Cash and cash equivalents, end of period*	5,848	8,127	5,848	8,127
Short-term securities, end of period	3,710	3,073	3,710	3,073

Cash, cash equivalents and short-term securities, end of period	$9,558	$11,200	$9,558	$11,200

Supplementary information
Cash and cash equivalents:
Cash			$930	$740
Cash equivalents*			4,918	7,387

			$5,848	$8,127

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$169	$155	$223	$186

Net income taxes	$51	$183	$1	$155

*
Includes a restatement of short-term securities of $1,038 for the three and six months ended June 30, 2009 ($2,344 and $1,745, respectively, at the beginning of the three and six months ended June 30, 2009) that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $707 and $1,306 in the three and six months, respectively, ended June 30, 2009 columns.

The attached notes form part of these Interim Consolidated Financial Statements.

24 Sun Life Financial Inc. Second Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Additions to segregated funds
Deposits:
Annuities	$2,309	$2,639	$4,926	$5,071
Life insurance	193	203	393	427

	2,502	2,842	5,319	5,498
Net transfers from (to) general funds	214	242	459	350
Net realized and unrealized gains (losses)	(4,008)	5,911	(1,928)	3,565
Other investment income	432	543	642	803

	(860)	9,538	4,492	10,216

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,990	1,891	4,375	3,664
Management fees	277	217	548	410
Taxes and other expenses	52	67	124	143
Effect of changes in currency exchange rates	(1,657)	2,039	358	989

	662	4,214	5,405	5,206

Net additions (reductions) to segregated funds for the period	(1,522)	5,324	(913)	5,010
Segregated funds net assets, beginning of period	81,914	65,448	81,305	65,762

Segregated funds net assets, end of period	$80,392	$70,772	$80,392	$70,772

Consolidated Statements of Segregated Funds Net Assets

	As at
	June 30,	December 31,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Segregated and mutual fund units	$63,879	$64,265	$54,554
Stocks	7,154	7,832	5,141
Bonds	7,674	7,813	9,686
Cash, cash equivalents and short-term securities	2,437	1,647	1,726
Real estate	320	319	131
Mortgages	34	34	38
Other assets	4,111	1,905	1,829

	85,609	83,815	73,105

Liabilities	5,217	2,510	2,333

Net assets attributable to segregated funds policyholders	$80,392	$81,305	$70,772

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 25

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these Interim Consolidated Financial Statements are the same as those applied in the 2009 Annual Consolidated Financial Statements, except as described in Note 2. The Interim Consolidated Financial Statements should be read in conjunction with the most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by Canadian GAAP for Annual Consolidated Financial Statements.
2. Accounting Policies
ACCOUNTING ADJUSTMENTS
During the second quarter of 2010, the Company made an accounting adjustment for an error that originated at Clarica Life Insurance Company prior to the Company’s acquisition of that business in 2002. The error includes an understatement of actuarial liabilities and an overstatement of future income tax liabilities. The error is not material to the Consolidated Financial Statements of each of the prior quarters to which it relates, but correcting for the cumulative impact of the error through the current quarter’s Consolidated Statements of Operations would materially impact the current quarter’s results. Accordingly, the Company has corrected the error by increasing actuarial liabilities by $120, decreasing future income tax liabilities by $34, increasing other assets by $9, and correspondingly, decreasing shareholders’ opening retained earnings by $77 as at January 1, 2008.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (IFRS). The Company did not early adopt these sections.
International Financial Reporting Standards
In accordance with the requirements of the Canadian Accounting Standards Board, all publicly accountable entities will adopt IFRS as of January 1, 2011, with comparatives for the prior year. The Company’s first annual Consolidated Financial Statements will be for the year ending December 31, 2011. As a result, the Company will publish its first Interim Consolidated Financial Statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011.
The significant areas of policy differences identified by the Company to date include:
Contract classification and measurement
Under IFRS, product classification determines the accounting and measurement for contracts. For the Company, existing life, health and annuity policies will be classified as either insurance contracts or investment contracts. The majority of the Company’s general fund contracts will retain their classification as insurance contracts under IFRS. Insurance contract liabilities will continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology. The Company expects measurement differences to arise on certain insurance contracts classified as investment contracts and accounted for as financial instruments under IFRS. Certain financial instruments designated as held-for-trading under Canadian GAAP that support investment contracts will be redesignated as available-for-sale or loans and receivables under IFRS.
Goodwill
Impairment testing of goodwill will be conducted at a more granular level known as the cash generating unit (CGU) under IFRS compared to the testing at a reporting unit level for Canadian GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The determination of a CGU is based primarily on the cash inflows generated but also requires consideration of how management monitors its operations. The impairment test for goodwill compares the fair value of a CGU to its carrying value. If the fair value of the CGU exceeds its carrying value, its goodwill is deemed not to be impaired. Conversely, if the carrying value exceeds the fair value of the CGU, the deficiency is considered to be evidence of impairment.
Share-based payments
Certain awards granted by Massachusetts Financial Services Company to its employees that are treated as equity-settled awards and measured at fair value at the date of grant will be considered cash-settled liabilities under IFRS and are required to be remeasured at fair value at each reporting date until the awards are settled in cash or expire. As a result, the expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, including dividends.

26 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Earnings per share (EPS)
Under IFRS, all financial instruments that contain a conversion feature to common shares must be included in the calculation of diluted earnings per share, irrespective of the likelihood of conversion. Certain innovative Tier-1 instruments issued by the Company contain features which enable the holder to convert their securities into common shares under certain circumstances. Including these financial instruments in the calculation of the Company’s diluted EPS is expected to decrease diluted EPS. In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of a subsidiary which are accounted for as cash-settled liabilities under IFRS.
Hedge accounting
Certain hedging strategies of the Company may be impacted by changes under IFRS, which include new criteria for the application of hedge accounting and changes to effectiveness testing and measurement of hedging relationships. For example, IFRS does not permit the critical terms matching method for the assessment of hedge effectiveness. As a result, hedge ineffectiveness will be reflected in reported net income.
Consolidation and presentation
The concept of control differs under IFRS and will result in the consolidation of certain securitized off-balance sheet structures, which did not previously require consolidation under Canadian GAAP.
In addition, segregated fund assets and liabilities, which were required to be separately presented under Canadian GAAP, will now be included within the Company’s total assets and total liabilities. The Company will continue to distinguish these assets and liabilities from other general fund assets and liabilities.
In addition, reinsurance assets will no longer be netted against insurance contract liabilities under IFRS.
Real estate
All properties, other than owner-occupied properties, will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property and equipment and measured at cost less depreciation.
IFRS 1, First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and generally requires retrospective application of all IFRS standards, but also provides for optional exemptions and mandatory exceptions to this general rule. The following key optional exemptions are considered to be significant to the Company:
•	the option to reset all cumulative foreign currency translation differences to zero through retained earnings at transition;

•	the option not to restate the accounting for business combinations on acquisitions prior to transition; and

•	the option to recognize through retained earnings at transition all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP.
The areas of policy differences and the final decisions on the IFRS 1 exemptions that result in measurement and recognition differences between Canadian GAAP and IFRS, along with the related income tax impacts, will be recorded in the opening retained earnings of the Company, impacting shareholders’ equity. The Company is currently assessing the quantitative effect of these differences on the Consolidated Financial Statements in 2010 as it prepares its comparative reporting. As IFRS standards continue to change, the Company will assess their impact on the Consolidated Financial Statements.
3. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Common shareholders’ net income (loss)	$213	$591	$622	$378
Less: Effect of stock options of subsidiaries(1)	2	1	4	2

Common shareholders’ net income (loss) on a diluted basis	$211	$590	$618	$376

Weighted average number of shares outstanding for basic earnings per share (in millions)	567	560	566	560
Add: Adjustments relating to the dilutive impact of stock options(2)	1	1	1	–

Weighted average number of shares outstanding on a diluted basis (in millions)	568	561	567	560

Basic earnings (loss) per share	$0.38	$1.06	$1.10	$0.68

Diluted earnings (loss) per share	$0.37	$1.05	$1.09	$0.67

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 27

4. Segmented Information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other reportable segments. Total net income (loss) in Corporate is shown net of certain expenses borne centrally.
Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for the three and six months ended June 30, 2010 consists of interest of $31 and $62, respectively, ($35 and $74, respectively, in 2009) and fee income of $16 and $32, respectively ($13 and $24, respectively, in 2009).

Results by segment for						Consolidation
the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
Revenue	$2,739	$2,709	$348	$398	$659	$(47)	$6,806
Total net income (loss)	$152	$(93)	$47	$23	$114	$–	$243

June 30, 2009
Revenue	$3,479	$3,893	$299	$634	$463	$(48)	$8,720
Total net income (loss)	$211	$367	$32	$19	$(17)	$–	$612

Results by segment for						Consolidation
the six months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
Revenue	$5,436	$4,843	$694	$796	$1,186	$(94)	$12,861
Total net income (loss)	$386	$(5)	$96	$27	$165	$–	$669

June 30, 2009
Revenue	$5,728	$6,253	$587	$872	$406	$(98)	$13,748
Total net income (loss)	$405	$(40)	$60	$36	$(44)	$–	$417

						Consolidation
Assets by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
General fund assets	$57,599	$45,549	$908	$7,055	$15,138	$(1,334)	$124,915
Segregated funds net assets	$41,058	$27,154	$–	$1,934	$10,246	$–	$80,392

December 31, 2009
General fund assets	$55,631	$42,615	$859	$6,437	$15,854	$(1,305)	$120,091
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

June 30, 2009
General fund assets	$54,009	$46,410	$707	$6,484	$14,326	$(1,280)	$120,656
Segregated funds net assets	$36,549	$27,657	$–	$2,275	$4,291	$–	$70,772

5. Capital Management and Capital Transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2009 Annual Consolidated Financial Statements.

28 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SLF Inc. was above its minimum internal targets as at June 30, 2010. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at June 30, 2010 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at June 30, 2010. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at June 30, 2010.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

	As at
	June 30,	December 31,	June 30,
	2010	2009	2009

Equity:
Participating policyholders’ equity	$112	$107	$107
Preferred shareholders’ equity	2,015	1,741	1,741
Common shareholders’ equity(1)	15,931	15,489	16,065

Total equity	18,058	17,337	17,913

Other capital securities:
Subordinated debt	3,051	3,048	3,064
Trust Capital Securities(2)	1,644	1,644	1,150

Total other capital securities	4,695	4,692	4,214

Total capital	$22,753	$22,029	$22,127

(1)	Unrealized gains and losses on cash flow hedges and available-for-sale debt securities, included in equity above, are excluded from regulatory capital.

(2)	Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II. These trusts are variable interest entities that are not consolidated by the Company.
B) SIGNIFICANT CAPITAL TRANSACTIONS
i) Issuance of preferred shares
On May 25, 2010, SLF Inc. issued $280 of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (Series 8R Shares) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.272 per share, yielding 4.35% annually, until June 30, 2015. On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (Series 9QR Shares) on June 30, 2015 and on June 30 every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Issuance costs of $6 (net of taxes of $3) were deducted from the Series 8R Shares in the Interim Consolidated Statements of Equity. Subject to regulatory approval, on June 30, 2015 and on June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes.
ii) Common shares issued under the Dividend Reinvestment and Share Purchase Plan (the Plan)
In the first two quarters of 2010, under the Plan, SLF Inc. issued approximately 4 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the Plan, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
6. Financial Investments and Related Net Investment Income (Loss)
A) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income (loss) consist of the following:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Bonds	$1,329	$2,394	$1,796	$1,736
Stocks	(249)	442	(92)	222
Other invested assets	(11)	15	(2)	(12)
Cash equivalents and short-term securities	1	7	–	7

Total changes in fair value of held-for-trading assets	$1,070	$2,858	$1,702	$1,953

B) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) Temporarily impaired available-for-sale assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 29

as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2010		December 31, 2009		June 30, 2009
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$3,351	$336	$3,369	$371	$5,788	$1,067
Available-for-sale stocks(1)	198	20	88	14	297	90
Available-for-sale other invested assets(2)	88	11	135	19	208	37

Total temporarily impaired financial assets	$3,637	$367	$3,592	$404	$6,293	$1,194

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $2 and $7 as at December 31, 2009 and June 30, 2009, respectively. There were no unrealized losses on these equities at June 30, 2010.

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $99 as at June 30, 2010 ($154 and $245 as at December 31, 2009 and June 30, 2009, respectively).
ii) Other-than-temporarily impaired available-for-sale assets
The Company wrote down $6 and $29 of impaired available-for-sale assets recorded at fair value during the three and six months, respectively, ended June 30, 2010 ($47 and $119 in the three and six months, respectively, ended June 30, 2009).
These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.
The Company did not reverse any impairment on available-for-sale bonds in the three and six months ended June 30, 2010 and June 30, 2009.
iii) Impairment of held-for-trading assets
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the Consolidated Statements of Operations for the period.
7. Financial Instrument Risk Management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2009 Annual Consolidated Financial Statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.
MARKET RISK SENSITIVITY
The Company’s earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and Other Comprehensive Income (OCI) sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices and business mix in place as at June 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of June 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the June 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

30 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The sensitivities are based on financial reporting methods and assumptions in effect as at June 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and OCI impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included in the “Outlook”, “Critical accounting policies and estimates”, and “Risk management” sections in the Company’s 2009 Annual Management’s Discussion and Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) Interest rate risk
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when assets and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest environments.
Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated.
The following table shows the estimated effect on net income of an immediate 1% parallel change in interest rates across the yield curve in all markets, as of the reporting date.

Increase (decrease)
As at June 30, 2010	in net income
1% increase	$ 100 to $ 200
1% decrease	$ (275) to $ (375)
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 1% parallel change in interest rates, across the yield curve in all markets, on the Company’s available-for-sale bonds.

Increase (decrease)
As at June 30, 2010	in after-tax OCI
1% increase	$ (350) to $ (450)
1% decrease	$ 350 to $ 450
ii) Equity risk
Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price changes and/or volatility impact both assets and liabilities, which could adversely affect the Company’s business, profitability and capital requirements.
The following table shows the estimated effect on net income of immediate changes of 10% and 25% in stock prices, as of the reporting date.

Increase (decrease)
As at June 30, 2010	in net income
10% increase	$ 125 to $ 175
10% decrease	$ (175) to $ (225)
25% increase	$ 200 to $ 300
25% decrease	$ (550) to $ (650)
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 10% change in stock prices, on the Company’s available-for-sale equities.

Increase (decrease)
As at June 30, 2010	in after-tax OCI
10% increase	$ 25 to $ 75
10% decrease	$ (25) to $ (75)
The Company’s equity portfolio is well diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 31

These equity sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
A description of the interest and equity risk associated with policyholder obligations and how these risks are managed is included in Note 9 of the 2009 Annual Consolidated Financial Statements.
8. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2010 and June 30, 2009, are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Actuarial liabilities, beginning of period(1)	$81,764	$81,231	$82,730	$79,361

Change in liabilities on in-force business(2)	1,511	1,285	1,591	436
Liabilities arising from new policies	610	1,218	1,407	2,498
Changes in assumptions or methodology(3)	(29)	303	(49)	400

Increase (decrease) in actuarial liabilities	2,092	2,806	2,949	3,334

Actuarial liabilities before the following:	83,856	84,037	85,679	82,695
Effect of changes in currency exchange rates	1,861	(2,498)	38	(1,156)

Actuarial liabilities, June 30	85,717	81,539	85,717	81,539
Add: Other policy liabilities	1,949	2,182	1,949	2,182

Actuarial liabilities and other policy liabilities, June 30	$87,666	$83,721	$87,666	$83,721

(1)	This balance has been restated. Refer to Note 2.

(2)	Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(3)	The increase in actuarial liabilities in 2009 includes $146 from strengthening default assumptions on mortgages and $114 due to increased cost of debt instruments used to cover United States statutory reserve requirements.
9. Income Taxes
A) INCOME TAXES EXPENSE (BENEFIT)
During the second quarter of 2010, the Company had an income tax recovery of $84 on income before taxes and non-controlling interest of $164, leading to a negative effective tax rate of 51.2%. For the six months ended June 30, 2010, the Company had an income tax recovery of $3 on income before taxes and non-controlling interest of $676, leading to a negative effective tax rate of 0.4%. These rates are significantly below the Company’s statutory income tax rate for 2010 of 30.5%.
The Company’s income tax recovery for the second quarter includes a tax benefit associated with the favourable resolution of tax litigation that was pending with the U.K. tax authority allowing the Company to carry forward certain tax losses. As a result, the Company released a contingent tax liability of $76 related to the total losses eligible to be carried forward and recorded an offsetting valuation allowance of $23; this resulting net tax benefit of $53 represents the portion of the losses that are more likely than not to be realized.
Furthermore, the Company’s income tax recovery for the quarter included a tax benefit of $39 relating to lower taxes on investment income ($81 for the six months ended June 30, 2010) and a benefit of $30 relating to lower tax rates applied to income subject to taxation in foreign jurisdictions ($72 for the six months ended June 30, 2010), as well as other net tax benefits of $12 ($3 for the six months ended June 30, 2010).

32 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

B) INCOME TAXES INCLUDED IN OCI
OCI included in the Interim Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Unrealized foreign currency gains and losses on net investment hedges	$10	$(4)	$14	$4
Unrealized gains and losses on available-for-sale assets	(1)	(233)	(23)	(149)
Reclassifications to net income for available-for-sale assets	14	6	16	(7)
Unrealized gains and losses on cash flow hedging instruments	4	(30)	(3)	(30)
Reclassifications to net income for cash flow hedges	(1)	3	–	–

Total income taxes benefit (expense) included in OCI	$26	$(258)	$4	$(182)

10. Pension Plans and Other Post-Retirement Benefits
The Company recorded the following expenses related to pension plans and other post-retirement plans.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Pension benefit cost	$10	$9	$22	$18
Other post-retirement benefit expense (income)	$2	$–	$5	$–
11. Commitments, Guarantees and Contingencies
On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Results for the three months ended	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Revenue	$115	$5,096	$1,804	$(209)	$6,806
Shareholders’ net income (loss)	$224	$237	$(58)	$(168)	$235

June 30, 2009
Revenue	$19	$6,079	$2,545	$77	$8,720
Shareholders’ net income (loss)	$608	$271	$361	$(632)	$608

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Results for the six months ended	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Revenue	$201	$9,858	$3,156	$(354)	$12,861
Shareholders’ net income (loss)	$653	$545	$33	$(566)	$665

June 30, 2009
Revenue	$28	$9,536	$4,232	$(48)	$13,748
Shareholders’ net income (loss)	$413	$389	$70	$(459)	$413

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 33

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Assets as at	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Invested assets	$20,095	$86,035	$24,487	$(18,746)	$111,871
Total other assets	$7,769	$10,832	$16,330	$(21,887)	$13,044
Actuarial and other policy liabilities	$–	$71,294	$16,215	$157	$87,666
Total other liabilities	$9,918	$14,963	$19,514	$(25,204)	$19,191

December 31, 2009
Invested assets	$21,324	$82,930	$23,766	$(19,791)	$108,229
Total other assets	$4,319	$10,224	$10,373	$(13,054)	$11,862
Actuarial and other policy liabilities	$–	$69,043	$15,629	$86	$84,758
Total other liabilities	$8,413	$13,676	$12,234	$(16,327)	$17,996

June 30, 2009
Invested assets	$21,923	$81,084	$25,344	$(20,229)	$108,122
Total other assets	$1,374	$10,767	$5,831	$(5,438)	$12,534
Actuarial and other policy liabilities	$–	$67,654	$16,145	$(78)	$83,721
Total other liabilities	$5,491	$13,695	$8,339	$(8,503)	$19,022

34 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Major Offices

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world.
For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Inc.
Corporate headquarters
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
Sun Life Financial Canada
Canadian headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-2290
Call centre: 1-877-SUN-LIFE / 1-877-786-5433
Website: sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Call centre: 1-800-SUN-LIFE / 1-800-786-5433
Website: sunlife.com/us
Sun Life Financial Bermuda
Sun Life Financial
Victoria Hall
11 Victoria Street
P.O. Box HM 3070
Hamilton HM NX, Bermuda
Tel: 1-800-368-9428 / 441-296-3084
Website: sunlife.com/international
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Call centre: 0870-1611-111
Website: sloc.co.uk
Sun Life Financial Asia
Sun Life Financial Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: sunlife-everbright.com
Beijing Representative Office
Sun Life Financial
Suite A01
No. 10, Jintong West Road
Chaoyang District
Beijing, China 100020
Tel: (8610) 8590-6500
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call centre: (852) 2103-8928
Website: sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
One India Bulls Centre, Tower 1, 16th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 1-800-270-7000 / 91-22-4356-9000
Website: birlasunlife.com
Birla Sun Life Asset Management
Company Limited
One India Bulls Centre, Tower 1, 17th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 91-22-4356-8000
Website: birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Hotline / Toll Free: 0800-140-1262
Customer Service Centre: (6221) 5289-0088
Website: sunlife.co.id
Philippines
The Enterprise Center
Tower 2, 12/F
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Call centre: (632) 849-9888
Website: sunlife.com.ph
Sun Life Financial Reinsurance
Head office
225 King Street West, 3rd Floor
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-8338
Website: sunlife.com
MFS Investment Management
Head office
500 Boylston Street
Boston, Massachusetts
USA 02116
Tel: 617-954-5000
Toll Free: 1-800-343-2829
Website: mfs.com
McLean Budden
Head office
145 King Street West, Suite 2525
Toronto, Ontario
Canada M5H 1J8
Tel: 416-862-9800
Website: mcleanbudden.com

MAJOR OFFICES	Sun Life Financial Inc. Second Quarter 2010 35

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
Corporate Office
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
Investor Relations
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Investor Relations
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from sunlife.com.
Transfer Agent
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 -877-224-1760 (English)
       1-888-290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
Tel: 1-800-648-8393
E-mail: shrrelations@bnymellon.com
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602-1587
Outside the U.K.:
Tel: +44-20-8639-2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking Corporation Limited
HSBC Stock Transfer
7/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
       GLOBE (632) 976-8111
From the Provinces: 1-800-1-888-2422
Hong Kong
Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8555
E-mail: hkinfo@computershare.com.hk
Shareholder Services
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
Dividends
2010 Dividend dates
Common shares

Record dates	Payment dates

February 24, 2010	March 31, 2010
May 26, 2010	June 30, 2010
August 25, 2010	September 30, 2010
November 24, 2010*	December 31, 2010

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and
Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
Stock Exchange Listings
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A Series 2 – SLF.PR.B Series 3 – SLF.PR.C Series 4 – SLF.PR.D Series 5 – SLF.PR.E Series 6R – SLF.PR.F Series 8R – SLF.PR.G
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of August 2, 2010, there were 569,165,213 outstanding common shares, which are the only voting securities.

This report is printed on FSC certified paper and contains 30% recycled fibre and is FSC certified. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

36 Sun Life Financial Inc. Second Quarter 2010	CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.	150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com